

August 9, 2011

<u>Via E-mail</u>

Patrick Puzzuoli
Chief Financial Officer
Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York 10055

> **Re: Duff & Phelps Corporation**
> **Form 10-K**
> **Filed February 24, 2011**
> **File No. 001-33693**

Dear Mr. Puzzuoli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 4. Earnings per Share, page F-22</u>

1. Please explain to us whether you considered your New Class A Units to be participating securities in accordance with ASC Topic 260-10-45

Note 12. Income Taxes

2. We note your disclosure that you recorded certain discrete items that results in a benefit to income tax expense. Please provide us with a more detailed explanation of these adjustments including the amount of each adjustment and the accounting guidance you relied on in concluding that the adjustments would be appropriate in the current period.

Form 10-Q for the quarterly period ended June 30, 2011

Item 1. Financial Statements

Condensed Consolidated Balance Sheets, page 2

3. Please tell us why goodwill increased during the six months ended June 30, 2011

Notes to the Condensed Consolidated Financial Statements

Note 10. Restructuring Charges, page 20

4. Please provide us with more information regarding your restructuring plan. In your response explain to us whether you have entered into an agreement to terminate your lease agreements or ceased the use to the space as of period end. Reference is made to ASC Topic 420-10-25-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief